Exhibit 99.1

Alterity participates in world’s largest virtual healthcare conference JP Morgan

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 11th January 2021: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”) CEO Dr David Stamler will meet with investors during the JP Morgan Healthcare conference, which will run virtually this year from 11th-15th January 2021.

Dr Stamler, who was recently appointed CEO of Alterity, is presenting at the HC Wainwright BioConnect and Biotech Showcase events. Both events are popular satellite conferences held during the JP Morgan healthcare conference. This year the events will be held virtually, however in previous years more than 30,000 company executives and investors attend various healthcare and life science events in San Francisco in the second week of January.

Dr Stamler is a seasoned life science leader who prior to the CEO role was Alterity’s Chief Medical Officer and Senior Vice President Clinical Development. He joined Alterity having successfully commercialised three neurodegenerative disease treatments in his role as Chief Medical Officer of Auspex, which were approved by the US FDA. His succession to CEO supports the company’s advancement of its lead drug candidate ATH434 which has completed phase 1 clinical trials in its first disease indication Multiple System Atrophy, a type of Parkinsonian disease.

Dr Stamler will present:

●	The progress of the company’s lead compound ATH434 for the treatment of Multiple System Atrophy (MSA) which has successfully completed a phase 1 clinical trial;
●	The initiation of a Natural History Study at Vanderbilt University Hospital in the US which will provide important data to inform the phase 2 clinical study;
●	The expected commercialisation pathway for ATH434; and
●	The underlying science.

Investors can access Dr Stamler’s presentation for the HC Wainwright conference here from 11 January 2021 6:00 am (EST) / 10pm (ADST).

END

Authorization & Additional information
This announcement was authorized by Geoffrey Kempler, Chairman of Alterity Therapeutics Limited.

Contact:

Investor Relations

Greig King, WE Communications

E: WE-AUAlterity@we-worldwide.com / info@alteritytherapeutics.com

About Alterity Therapeutics Limited and ATH434

Alterity’s lead candidate, ATH434 (formerly PBT434), is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by redistributing labile iron in the brain. In this way, it has potential to treat Parkinson’s disease and atypical forms of Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

ATH434 has been granted Orphan designation for the treatment of MSA by the US FDA and the European Commission.

For further information please visit the Company’s website at www.alteritytherapeutics.com.

About Multiple System Atrophy

Multiple System Atrophy (MSA) is a rare and rapidly progressive neurological disorder affecting adults. It has no known cause. In addition to presenting with motor symptoms like those in Parkinson’s disease, individuals with MSA may also experience loss of ability to coordinate voluntary movements and impaired regulation of involuntary body functions such as blood pressure, bowel and bladder control. Most of these symptoms are not addressed by available drugs for patients with Parkinson’s disease. As the condition progresses, daily activities become increasingly difficult and complications such as increased difficulty swallowing, vocal cord paralysis, progressive immobility, and poor balance become more prominent. Symptoms tend to appear after age 50 and rapidly advance, leading to profound disability.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434 (formerly PBT434), and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to ATH434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.